August 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: John Reynolds

Re:	Hi-Crush Partners LP

Registration Statement on Form S-1

File No. 333-182574

Ladies and Gentlemen:

On behalf of Hi-Crush Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on August 15, 2012, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact David P. Oelman (713-758-3708) or E. Ramey Layne (713-758-4629) of Vinson & Elkins L.L.P.

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Securities and Exchange Commission

August 13, 2012

Very truly yours,

Hi-Crush Partners LP

By:	Hi-Crush GP LLC, its general partner

By:	/s/ Robert E. Rasmus
Name:	Robert E. Rasmus
Title:	Co-Chief Executive Officer

cc:	David Palmer Oelman (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Charles L. Strauss (Fulbright & Jaworski L.L.P.)

P. Kevin Trautner (Fulbright & Jaworski L.L.P.)

James M. Whipkey (Hi-Crush Partners LP)

Mark C. Skolos (Hi-Crush Partners LP)